FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Notice of Webzen Inc. 9th Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 18, 2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Webzen Inc. 9th Annual General Meeting of Shareholders

Dear valued shareholders,

Based on our company’s Article 25 of the Articles of Incorporation, we are calling the 9th Annual General Meeting of Shareholders, and look forward in your participation.

1.   Date and Time:  8:30 a.m. Friday, March 27th, 2009

2.	Place: 1F, The Korean Federation of Teachers’ Associations’ Convention Hall, 142 Woomyeon-dong, Seocho-Ku, Seoul, Korea 137-715

3.	Agenda and Key Issues
Item 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 9th Fiscal Year
Item 2: Amendments of the Articles of Incorporation
Item 3: Election of Director
Item 4: Election of Members of Audit Committee
Item 5-1: Approval of Grant of Stock Purchase Option by Board of Directors
Item 5-2: Approval of Grant of Stock Purchase Option from Annual General Meeting of Shareholders
Item6: Approval of Limitation on Remuneration for Directors

4. Calling Annual General Meeting of Shareholders and notice
Based on the article 191-10 of the Securities and Exchange Law, we publish the calling notice electronically, and provide information at head office and branches, Financial Supervisory Service, Korea Securities Dealers Association, and Hana Bank Securities Agent, so please refer to it.

5. Exercise of Actual Shareholder’s voting rights
Beneficial stockholders who have their stocks deposited at the Securities, may exercise their voting rights directly or if do not want to exercise their voting rights have to notify their intentions to the Korea Securities Depository 5 days prior to the meeting.  If this is not done, according to the Securities and Exchange Law article 174-6 clause 5 and clause 6, the Korea Securities Depository can exercise the voting rights.

6. Preparation material for Meeting
-Direct exercise: Attendance sheet, Identification
-Proxy exercise: Attendance sheet, mandate letter, (state the shareholder and proxy’s personal information, legal seal), and proxy’s identification.

February 18th, 2009